Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV CEO to Participate at the Vaccines Panel of the Sachs Associates 20th Annual Biotech in Europe Forum

Dartmouth, Nova Scotia; September 16, 2020 – IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical-stage biopharmaceutical company pioneering a novel class of cancer immunotherapies and vaccine against infectious diseases, today announced that company’s Chief Executive Officer, Frederic Ors will participate at the Vaccines Panel of the 20th Annual Biotech in Europe Forum held on September 21-24, 2020.

The Vaccines Panel will be held on Monday September 21 at 13:05 CET (7.05 am ET) and will be chaired by Thomas Shrader, Managing Director & Healthcare Analyst, BTIG, LLC.

Other panelists include:

  Andrei Floroiu, President & CEO, Vaxart Inc.

  Andrew Allen, Co-Founder, President & CEO, Gritstone Oncology, Inc.

  Johan Van Hoof, Global Therapeutic Area, Head of Infectious Diseases & Vaccines, and Managing Director, Janssen Vaccines & Prevention B.V.

The 20th Annual Biotech in Europe Forum is recognized as the leading international stage for investing and partnering in the biotech and life science industry. This highly transactional event draws together an exciting cross-section of early-stage/pre-IPO, late-stage, and public companies with leading investors, analysts, money managers, and pharma licensing executives. Under current circumstances, including travel restrictions, #Sachs_BEF will be held in a digital format. Please, note that it is a private event—registration on the event website.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of cancer-targeted immunotherapies and vaccines based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a monotherapy in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. IMV is also developing a DPX-based vaccine to fight against COVID-19. Visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

Cautionary Language Regarding Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the FDA potentially granting accelerated regulatory approval of DPX-Survivac and the timing of expected results from other DPX-Survivac’s studies with other tumor types. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful design and completion of clinical trials and the receipt and timely receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, our ability to access capital, the successful and timely completion of clinical trials and studies, the receipt of all regulatory approvals and other risks detailed from time to time in our ongoing quarterly filings and annual information form Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar

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Source: IMV Inc.

Investor Relations

Marc Jasmin, Senior Director, Investor Relations, IMV
O: (902) 492-1819, ext: 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Irina Koffler, Managing Director, LifeSci Advisors
O: (646) 970-4681
M: (917) 734-7387
E: ikoffler@lifesciadvisors.com

Media

Delphine Davan, Director, Communications, IMV
M: (514) 968-1046
E: ddavan@imv-inc.com